

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

July 10, 2017

<u>Via E-Mail</u>
Bhairav Patel
Interim Chief Financial Officer, Treasurer, and Chief Accounting Officer
New Senior Investment Group, Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: New Senior Investment Group, Inc.
> Form 10-K for the fiscal year ended December 31, 2016
> Filed March 1, 2017
> File No. 1-36499**

Dear Mr. Patel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities